UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42989

SMJ International Holdings Inc.

31 Jurong Port Road #02-20

Jurong Logistics Hub

Singapore 619115

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Results of SMJ International Holdings Inc.’s 2026 Extraordinary General Meeting

The 2026 extraordinary general meeting of shareholders (the “Meeting”) of SMJ International Holdings Inc., a Cayman Islands exempted company (the “Company”), was held at 31 Jurong Port Road #02-20 Jurong Logistics Hub, Singapore 619115, on September 15, 2026, at 10:00 a.m. (Singapore time) (September 14, 2026, at 10:00 p.m. Eastern Time), pursuant to notice duly given.

At the close of business on August 7, 2026 (U.S. Eastern Time), the record date for the determination of shareholders entitled to vote at the Meeting, holders of Class A Ordinary Shares with a par value of US$0.0002 each were entitled to one vote per share, and holders of Class B Ordinary Shares with a par value of US$0.0002 each were entitled to ten votes per share. At the Meeting, shareholders holding shares representing not less than a majority of all votes attaching to all shares in issue and entitled to vote at the Meeting were present in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company passed the following resolutions:

1 Adoption of Second Amended and Restated Memorandum and Articles of Association

“It is resolved, as a special resolution, that the Company adopt the second amended and restated memorandum and articles of association of the Company (the “Amended MAA”) in the form annexed in replacement of the amended and restated memorandum and articles of association of the Company as adopted on 23 April 2025 to reflect, amongst others, the removal of the vacation of office by a director and the death of an existing holder of Class B Ordinary Shares as a trigger event for the automatic conversion of shares from Class B Ordinary Shares to Class A Ordinary Shares, the lower threshold for ordinary resolutions in writing to be signed by members holding not less than two-thirds of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution (instead of all members), deletion of provisions relating to voting conducted via show of hands, and certain clean up changes.”

2 Board Authorisation

“It is resolved, as an ordinary resolution, that the board of directors be and is hereby authorised to do all other acts and things as the board of directors considers necessary or desirable in connection with the adoption of the Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.”

Both resolutions were duly passed at the Meeting. The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Adoption of Second Amended and Restated Memorandum and Articles of Association	131,441,442	15,076	0
2	Board Authorisation	131,441,442	15,076	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2026

SMJ International Holdings Inc.

By:	/s/ Rena Ho
Name:	Rena Ho
Title:	Chief Executive Officer

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